MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.

100 Executive Court

Waxahachie, TX 75165

BY EDGAR

November 4, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attn: Victor Rivera Melendez

RE:	Minority Equality Opportunities Acquisition Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 28, 2022
File No. 001-40756

Dear Sir / Madam:

On behalf of our client, Minority Equality Opportunities Acquisition Inc. (the “Company”), a Delaware corporation, we hereby submit this letter in response to the comments set forth in that certain letter dated November 3, 2022 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the Company, relating to the Preliminary Proxy Statement on Schedule 14A that the Company filed with the Commission on October 28, 2022 (the “Proxy”).

The Company is responding to the Staff’s comments by filing an Amendment No. 1 to the Proxy that addresses the Staff’s comments, as more fully set forth below. For your convenience, the Staff’s comments have been retyped herein in bold.

Comment 1 – General

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response

In response to the comment, we are adding to the “Risk Factors” section of Amendment No. 1 to the Proxy as follows:

“The majority member of our sponsor is Sphere 3D Corp., an Ontario, Canada corporation that is publicly traded on the Nasdaq Capital Market under the trading symbol “ANY”. As a result of this relationship with a non-US entity, it is possible that any proposed business combination may be subject to review by U.S. governmental authorities, which could delay or prevent the consummation of an initial business combination, thereby leading to the liquidation of our company.

Although our sponsor is a Delaware limited liability company, the majority member of our sponsor is Sphere 3D Corp., an Ontario, Canada corporation that is publicly traded on the Nasdaq Capital Market under the trading symbol “ANY”. Due to the fact that our sponsor is controlled by a non-US person, it is possible that we will not be able to complete an initial busines combination with a U.S. target company in the event that the transaction is subject to review by a U.S. governmental entity, such as the Committee on Foreign Investment in the United States, or such transaction may ultimately be prohibited. As a result, the pool of potential target companies with which we could complete an initial business combination may be limited. Further, if any proposed initial business combination is subject to review by a U.S. governmental entity, the time necessary to conduct such review, or a decision to prohibit the proposed transaction, could prevent us from completing an initial business combination prior to the expiration of the business combination period (as it may be extended), thereby forcing us to liquidate. In such case, our public stockholders may only receive $10.15 per share, or less in certain circumstances, and our warrants will expire worthless.”

If you have any further questions or comments, or would like to discuss this response letter, please feel free to call the undersigned at (212) 326-0468 or to email the undersigned at mcampoli@pryorcashman.com.

Sincerely,

/s/ Michael T. Campoli
Michael T. Campoli
Pryor Cashman LLP

cc:	Shawn D. Rochester
M. Ali Panjwani, Esq.